Rajiv Gupta Direct Dial: 65.6437.5467 rajiv.gupta@lw.com	9 Raffles Place
#42-02 Republic Plaza
Singapore 048619
Tel: +65.6536.1161 Fax: +65.6536.1171
www.lw.com
UEN No. T09LL1649F

March 24, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N. E.

Washington, D. C. 20549

Attention:  Lyn Shenk, Branch Chief

Andrew Mew

Aamira Chaudhry

Re:            MakeMyTrip Limited

Form 20-F for the Fiscal Year Ended March 31, 2015

Filed June 9, 2015

(File No. 001-34837) (“Form 20-F”)

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

Ladies and Gentlemen:

On behalf of MakeMyTrip Limited, a corporation incorporated under the laws of Mauritius (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in Ms. Lyn Shenk’s letter dated February 29, 2016 regarding the Staff’s review of the Company’s Form 20-F. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.

Form 20-F for Fiscal Year Ended March 31, 2015

Item 5. Operating and Financial Review and Prospects

Service Costs, page 58

1.	Refer to the revenue on gross and net basis table. We note your presentation of the same amounts of hotels and packages “service costs” and “revenues less service costs” of $144,508 and $39,993, for FY 2014 and FY 2015, respectively. Please explain.

RESPONSE:

The Company respectfully submits that while the amounts of hotels and packages “service cost” and “revenue less service cost” for FY2014 in the table appearing on page 58 of the Form 20-F are correct, there was a typographical error in the amounts of hotels and packages “service cost” and “revenue less service cost” for FY2015 in such table. The correct numbers are $157.9 million and $62.6 million, respectively. The correct numbers appear elsewhere in the Form 20-F, including in the tables on page 7 and 54.

The Company plans to submit a Form 6-K to highlight the typographical error and the correct numbers. The Company will also ensure that the correct numbers appear in all its future filings.

March 24, 2016

The table with the corrected numbers (which are highlighted below) would appear as follows:

	Air Ticketing			Hotels and Packages			Other Revenue			Total
	Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31			Fiscal Year Ended March 31
	2013	2014	2015	2013	2014	2015	2013	2014	2015	2013	2014	2015

Revenue on gross basis	$5,139.0	$5,228.0	$3,556.1	$158,854.6	$164,087.7	$183,255.4	$0.0	$0.0	$0.0	$163,993.6	$169,315.7	$186,811.5
Revenue on net basis	55,749.9	61,295.1	70,768.8	5,274.7	20,413.0	37,256.5	3,803.8	4,350.7	4,824.9	64,828.4	86,058.9	112,850.2

Revenue	$60,888.9	$66,523.2	$74,324.9	$164,129.3	$184,500.7	$220,511.9	$3,803.8	$4,350.7	$4,824.9	$228,821.9	$255,374.6	$299,661.7
Less: Service Cost	$4,119.6	$4,471.7	$2,815.7	$136,537.1	$144,507.8	$157,897.2	—	—	—	140,656.8	148,979.6	160,712.9

Revenue less service cost	$56,769.2	$62,051.5	$71,509.2	$27,592.2	$39,992.9	$62,614.7	$3,803.8	$4,350.7	$4,824.9	$88,165.2	$106,395.1	$138,948.8

Fiscal Year 2015 Compared to Fiscal Year 2014, page 65

2.	In your operating results discussion on your hotels and package business, we note your explanation for the total change attributable to gross bookings and expansion of net revenue margins. However, we also note significant change in revenue on net basis from FY 2014 to FY 2015. In this regard, please tell us and disclose the underlying factors behind the change and whether you reasonably expect the favourable change will represent a trend affect your future earnings.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits as follows:

In the Company’s hotels and packages segment, there was an increase of 19.5% in revenues in FY 2015 as compared to FY 2014 and the revenue less service costs (net revenue) increased by 56.6% in FY 2015 over FY 2014. The growth in net revenue in this segment was in line with our continued focus on expanding the hotels and packages business in India, which resulted in changing the revenue mix towards hotels and packages business. The reason for growth in this segment in FY 2015 over 2014 was mainly on account of following reasons:

•	59.3% increase in the number of transactions resulting in increase in gross bookings by 49.0%; and

•	increased net revenue margins from 12.6% in fiscal year 2014 to 13.2% in fiscal year 2015.

The growth in this segment was further aided by full year impact of consolidation of the EasyToBook Group (ETB Group) into the Company’s financial results in FY 2015 (contributing approximately $11.6 million) compared to only two months in FY 2014 (contributing approximately $1.5 million) since ETB Group was acquired in February 2014. ETB Group’s primary business is to provide online hotel reservations to its customers and the commission earned on hotel reservations is recognized as revenue on a net basis, and accordingly contributed 5.5% to the increase of 19.5% in the Company’s hotels and packages revenue, and 25.4% to the increase of 56.6% in the Company’s hotels and packages net revenue.

The increased margins in FY 2015 were driven by better negotiated rates with the Company’s suppliers, and higher performance linked incentives based on target achievement and other incentives provided to the Company by its suppliers of approximately $1.0 million.

The Company provides annual guidance in its quarterly earnings release but is unable to comment on the future earnings and expected trends in this regard.

March 24, 2016

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We have attached to this letter as Annex A, a statement from the Company as requested by the Staff.

Please contact the undersigned at +65.6437.5467 if you have any questions or require additional information concerning the foregoing.

Respectfully submitted,

/s/ Rajiv Gupta

Rajiv Gupta
of LATHAM & WATKINS LLP

Enclosure

cc.	Mohit Kabra
Group Chief Financial Officer
MakeMyTrip Limited

March 24, 2016

Annex A

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention:	Lyn Shenk, Branch Chief
Andrew Mew
Aamira Chaudhry

Re:	MakeMyTrip Limited
Form 20-F for the Fiscal Year Ended March 31, 2015
Filed June 9, 2015
(File No. 001-34837)

Ladies and Gentlemen:

MakeMyTrip Limited, a corporation incorporated under the laws of Mauritius (the “Company”), in response to the Staff’s request in its comment letter dated February 29, 2016 with respect to the Company’s Form 20-F for the year ended March 31, 2015 filed on June 9, 2015 (File No. 001-34837) (the “Filing”), hereby acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at Mohit.Kabra@makemytrip.com if you have further questions or comments.

Respectfully submitted,

/s/ Mohit Kabra

Mohit Kabra
Group Chief Financial Officer
MakeMyTrip Limited